Exhibit 99.1

Siyata Mobile Inc. Announces Change to Board of Directors

VANCOUVER, British Columbia, Oct. 26, 2020 (GLOBE NEWSWIRE) -- Siyata Mobile Inc. (NasdaqCM: SYTA, SYTAW) (“Siyata” or the “Company”) is pleased to announce the appointment of Mr. Peter Goldstein to its Board of Directors. With over 30 years of diverse and global entrepreneurial, client advisory and capital market experience, Mr. Goldstein has a successful track record in leading and building companies in the capital markets.

Mr. Goldstein has achieved capital market objectives by drawing on his strengths in M&A, strategic planning and transaction structuring, as well as his own entrepreneurial success. He has steered and completed initial public offerings (IPO), uplisting and reverse merger transactions, secured private placements and designed successful crowdfunding campaigns. Mr. Goldstein advised the Company on its recently upsized $12.6 Million U.S. Initial Public Offering and listing on the NASDAQ.

Peter Goldstein commented, “It is an honor to be joining Siyata’s Board of Directors after working closely with the executive management team during the past year to complete the Company’s Nasdaq listing and financing. I look forward to supporting the company and helping to build its Capital Markets strategies with a goal to drive long-term sustainable growth.”

Marc Seelenfreund, CEO of Siyata Mobile stated, “We are very pleased to welcome Mr. Goldstein to our Board of Directors. Peter has a wide-ranging background in the US capital markets that will serve us well. Peter also has an extensive history of building high-growth companies and we look forward to applying his talents to our team at Siyata.”

Siyata would also like to announce the resignation of Richard Hoy from its Board of Directors and would like to thank him for his contributions and wish him well on his future endeavors.

About Siyata

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PTT) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for maximum cellular signal strength possible.

Visit www.siyatamobile.com and http://www.unidencellular.com/ to learn more.

On Behalf of the Board of Directors of:

SIYATA MOBILE INC.
Marc Seelenfreund
CEO

Investor Relations

Trevor Brucato, Managing Director
RBMG (RB Milestone Group LLC)
info@rbmilestone.com

Sales Department:

Glenn Kennedy, VP Sales
Siyata Mobile Inc.
416-892-1823
glenn_kennedy@siyatamobile.com

This release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include, but are not limited to, statements about our plans, objectives, representations and contentions and are not historical facts and typically are identified by use of terms such as “may,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that the forward-looking statements in this press release represent management’s current judgment and expectations, but our actual results, events and performance could differ materially from those in the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, risks discussed in our F-1/A, filed with the SEC on September 22, 2020. We caution you not to place undue reliance upon any such forward-looking statements, where businesses can be impacted by rapidly changing state and federal regulations, as well as the health and availability of their workforce. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, other than as required under the Federal securities laws.